SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              IFSA STRONGMAN, INC.
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)


                                   449508 10 0
                                 (CUSIP Number)


                                 Jussi Laurimaa
                            c/o IFSA Strongman, Inc.
                              28-32 Wellington Road
                         London, United Kingdom, NW8 9SP
                                 44 20 7060 4372
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   Copies to:
                             Gregory Sichenzia, Esq.
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                            New York, New York 10018
                               Tel: (212) 930-9700
                               Fax: (212) 930-9725


                                December 9, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 449508 10 0
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      InvestGroup Sports Management
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER           7     SOLE VOTING POWER
OF SHARES
BENEFICIALLY           -7,944,264-
OWNED BY         ---------------------------------------------------------------
EACH             8     SHARED VOTING POWER
REPORTING
PERSON                 -0-
WITH             ---------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                       -7,944,264-
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -7,944,264-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.84%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


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

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock") of IFSA Strongman, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 28-32 Wellington Road, London NW8 9SP, United Kingdom.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is being filed by InvestGroup Sports Management (the "Reporting Entity").

(b) The Reporting Entity is a corporation organized under the laws of the British Virgin Islands. The business address of the Reporting Entity is 3076 Sir Francis Drake's Highway, Road Town, Tortola, British Virgin Islands.

(c) The Reporting Entity is engaged in the business of venture capital.

(d) During the last five years, neither the Reporting Entity nor its officers and directors has been convicted in a criminal proceeding.

(e) During the last five years, neither the Reporting Entity nor its officers and directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f) The Reporting Entity is a British Virgin Islands corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 9, 2005, Synerteck Incorporated n/k/a IFSA Strongman, Inc. (the "Company") executed and closed a Share Exchange Agreement (the "Agreement") with IFSA Strongman Ltd., a United Kingdom corporation (IFSA") and the shareholders of IFSA (the "IFSA Shareholders"). Pursuant to the Agreement, the Company acquired all of the outstanding equity of IFSA from the IFSA Shareholders. As consideration for the acquisition of IFSA, the Company issued 20,000,000 shares of the Company's common stock to the IFSA Shareholders. The Reporting Entity is one of the IFSA Shareholders and received the shares which are the subject of this statement upon closing of the Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

The shares were acquired by the Reporting Entity in that certain transaction disclosed above in Item 3.

The Reporting Person does not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.

(a) The Reporting Entity currently owns 7,944,264 shares of common stock of the Issuer.

(b) Jussi Lauirmaa, a director of the Reporting Entity, has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

(c) Except as otherwise described herein, the Reporting Entity has not effected any transactions with respect to the Common Stock in the last sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Except as described under Items 3, 4 and 5, to the best knowledge of the Reporting Entity, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Entity and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 2, 2006

                                          InvestGroup Sports Management


                                          By: /s/ Jussi Laurimaa
                                              ----------------------------------
                                              Jussi Laurimaa
                                              Director


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